Antena 3

Director of the Legal Department

82-34762

DATE: APRIL 5, 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finan[redacted]
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

04024074

SUPPL

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: PRESS RELEASE AND SIGNIFICANT EVENT

Number of pages including this one: 7

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy an English version of the Press Release and notification of Significant Event that have been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

P.O.

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

4/6

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

MADRID 05/APR/04.- Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

FIRST.- The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 30th March 2004, unanimously resolved to approve the formulation of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report of ANTENA 3 DE TELEVISIÓN, S.A., and its consolidated Group as well as the proposal for the allocation of results corresponding to fiscal year 2003.
The information related to the differences between such annual accounts formulated by the Board and the financial information forwarded to the CNMV on 26th February 2004 is attached as an annexe.

SECOND.- In the Consolidated Annual Report, under the *Events Subsequent to Year-end* section and in connection with the Award passed in the Arbitration Proceedings between the subsidiary UNIPREX and the Grupo Radio Blanca, the paragraph transcribed hereinafter is included:

> *By virtue of the above, a provision for short term contingencies and expenses has been made under the "Extraordinary Expenses" caption of the 2003 consolidated profit and loss account for an amount of euro 193,000,000. Its fiscal effect, amounting to euro 67,550,000, has also been recorded in the credit made to the "Corporation Tax" item of the 2003 consolidated profit and loss account, resulting in a net global effect of euro 125,450,000.*

THIRD.- As a consequence of such provision, the equity of the consolidated Group is reduced from euro 377 million, the figure shown for the closing of the year in the notice forwarded to the CNMV on 26th February 2004, to euro 252 million.

FOURTH.- Despite the fact that the arbitration Award is dated 15th March 2004, in accordance with the accounting rules related to "subsequent

events", the impact must be reflected as at 31st December 2003 since even though this is an event subsequent to year-end, the underlying circumstances are prior to the closing of the year, can be quantified and were revealed before the formulation of the annual accounts.

FIFTH.- Furthermore and to dispel any confusion that might derive from the information published in the press on this subject during the last days, we consider it appropriate to clarify that any issues resulting from the purchase and sale agreement of Uniprex executed on 30th April 2002 exclusively affect its signatories: Grupo Admira Media, S.A.U. (Telefónica Group) and Publicidad 3, S.A.U. (Antena 3 Group), and never its shareholders, considered on an individual basis.

San Sebastián de los Reyes (Madrid), 2nd April 2004.

ANNEXE: Differences with respect to the information published on 26th February 2004

After the date of publication of the Financial Statements of Antena 3 Group, the Arbitration Award passed in connection with the Arbitration Proceedings between both parties to clarify the existing discrepancies in the construction of certain clauses of the agreement executed by and between Uniprex, S.A.U. and Grupo Radio Blanca was notified to Uniprex, S.A.U. (Significant event of 16th March 2004).

The Award can be summarised as follows:

a) It declares the agreement executed by and between Uniprex, S.A.U. and Grupo Radio Blanca on 27th July 2001 terminated and extinguished.

b) It declares that such agreement will be in the liquidation stage during a period of twelve months starting on the date of notice of the Award and, at the end of such term, Grupo Radio Blanca must have abandoned and ceased to use the radio stations, broadcasting centres, studios, facilities, equipment and offices, and the commercial and technical relationships will be terminated.

c) It sentences Uniprex, S.A.U. to effect the payment of the following amounts:
   - Euro 166,516,876, as penalty, already adjusted.
   - Euro 8,252,024, as indemnity for damages caused as a result of the breach of the agreement.
   - Euro 5,009,830.58, plus legal interests accrued from 6th June 2003 up to the date of payment, as settlement of the advertising minimum guaranteed sums during the approximate term of five months lapsed between 1st January and 6th June 2003.
   - The sum obtained as a result of the application of the settlement of the term lapsed between 6th June 2003 and 15th March 2004, inclusive.
   - Euro 64,662.52 for claims related to other issues.

Despite the fact that the arbitration Award is dated March 2004, in accordance with the accounting rules related to "subsequent events", the

"impact" must be reflected as at 31st December 2003 since even though this is an event subsequent to year-end, the underlying circumstances are prior to the closing of the year, can be quantified and were revealed before the formulation of the Annual Accounts.

As at 31st December 2003, Uniprex, S.A.U. has recorded in its Financial Statements the short term liabilities derived from the Award under the Extraordinary Expenses caption; Publicidad 3 and Antena 3 de Televisión have recorded the relevant portfolio provisions. The final effect is included in the Consolidated Financial Statements as at 31st December 2003.

The main variations in the Assets side of the Balance Sheet of Antena 3 Group are a consequence of the accounting withdrawal of fixed assets associated to the agreement with the Grupo Radio Blanca and the generation of tax credits for the additional losses derived from the above mentioned Award. In the context of the Liabilities side, the accounting recording of the Award affects both equity and short term liabilities. However, this heading is partially compensated through the application of the provision for depreciation of the assets mentioned before.

With respect to the variations in the contributions to Consolidated Income, these are the result of the recording of the Award and the reclassification of the goodwill amortization to the income of the subsidiaries that generate such goodwill, especially Movierecord and Uniprex, S.A.U.

The recording by Uniprex, S.A.U. of the expenses estimated as a result of the Award in its Financial Statements entails that this company incurs in the provisions of article 260 of the Corporations Law which establish that a company must be wound up unless its capital stock is sufficiently increased or decreased or resolutions are adopted to restore its net worth balance.

As mentioned before, the Financial Statements of Antena 3 and its dependant companies show the net worth impact derived from the arbitration Award. However, as at the date of formulation of the Annual Accounts, the financial, legal and mercantile consequences of such Award are being analysed and assessed as well as the different action alternatives, including the eventual claim to third parties, within the limits and terms set out by the legislation related to the different aspects of such consequences. Notwithstanding the above, it is foreseen that the different alternatives and resolutions will not

represent expenses or losses exceeding those recorded in the 2003 annual accounts as a consequence of the above.

In this context, the Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 30th March 2004, was informed of the fact that the Board of Directors of its unipersonal subsidiary, Uniprex, S.A.U., also held immediately before on the same date, had decided to file an appeal for the annulment of the Award passed in the Arbitration Proceedings between such Company and Grupo Radio Blanca. Furthermore, it was also decided to submit to the next Shareholders' General Meeting of the Company the adoption of the necessary measures to maintain the stability of Uniprex, S.A.U. and to officially request Grupo Admira Media, S.A.U. (or its successor Company) to assume all the consequences derived from the Award passed in the Arbitration Proceedings between Uniprex, S.A.U. and Grupo Radio Blanca, holding Grupo Antena 3 harmless. However, if such request is not taken into consideration, Grupo Antena 3 expressly reserves the right to start any judicial actions deemed necessary or convenient in order to defend its interests.

VARIATIONS IN THE PROFIT AND LOSS ACCOUNT	CONSOLIDATED			ANTENA 3 TELEVISIÓN			UNIPREX		
Thousand euro	2003	2003 Initial	Variation	2003	2003 Initial	Variation	2003	2003 Initial	Variation
Net Income	668,321	668,327	(6)	538,923	538,923		83,024	83,024	
Operating Expenses	557,597	557,447	150	426,099	426,099		79,537	79,537	
Gross Operating Income	**110,724**	**110,880**	**(156)**	**112,824**	**112,824**		**3,487**	**3,487**	
Income from Ordinary Activities	**63,569**	**63,823**	**(254)**	**88,045**	**88,045**		**(3,799)**	**(3,799)**	
Extraordinary Income	(384,338)	(191,183)	(193,155)	(324,058)	(198,607)	(125,450)	(233,814)	(40,814)	(193,000)
Income before taxes	**(320,769)**	**(127,360)**	**(193,409)**	**(236,013)**	**(110,563)**	**(125,450)**	**(237,613)**	**(44,613)**	**(193,000)**
Corporate Income Tax	(113,840)	(46,046)	(67,794)	(27,662)	(27,595)	(67)	(81,948)	(14,398)	(67,550)
Income attributable to companies	**(206,528)**	**(81,196)**	**(125,332)**	**(208,351)**	**(82,968)**	**(125,383)**	**(155,665)**	**(30,215)**	**(125,450)**

	CONTRIBUTIONS TO CONSOLIDATED INCOME		
Thousand euro	**2003**	**2003 initial**	**Variation**
ANTENA 3 TELEVISION	(35,646)	(46,700)	11,054
UNIPREX	(158,920)	(29,954)	(128,966)
OTHERS	(11,962)	(4,542)	(7,421)
TOTAL	**(206,528)**	**(81,196)**	**(125,332)**

VARIATION IN BALANCE SHEET	CONSOLIDATED		
Thousand euro	2003	2003 initial	Variation
Uncalled capital	90	90	
Fixed assets	245,841	187,186	58,655
Consolidation Goodwill	137,541	137,541	
Deferred charges	1,717	1,720	(3)
Working capital	495,823	498,837	(3,014)
TOTAL ASSETS	**881,012**	**825,375**	**55,637**
Equity	251,573	376,905	(125,332)
Minority interests	875	1,159	(284)
Deferred revenues	13	0	13
Provisions for Contingencies and Expenses	78	78	
Long term payables	97,715	97,820	(105)
Short term payables	530,758	349,413	181,345
TOTAL LIABILITIES	**881,012**	**825,375**	**55,637**

*** This press note has been previously forwarded to the CNMV as a Significant Event.**

Oficina de prensa
91.623.49.71/02.48
www.antena3tv.com